FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 800
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

July 22, 2014

ITEM 3 ——	News Release

A news release was disseminated on July 23, 2014 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

The Company closed a non-brokered private placement (the “Offering”) by issuing 1,200,000 common shares at a price of US$0.05 per common share for gross proceeds of US$60,000.

ITEM 5 ——	Full Description of Material Change

The Company closed the Offering by issuing 1,200,000 common shares at a price of US$0.05 per common share for gross proceeds of US$60,000. The common shares issued at closing are subject to resale restrictions pursuant to applicable securities laws requirements and notably to a hold period of four months plus one day from the closing date, expiring on November 22, 2014. The Offering remains subject to final acceptance by the TSX Venture Exchange.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

July 30, 2014